October 26, 1995


                                 POSITION STATEMENT

                        SEEKING EQUITY AND FREEDOM OF CHOICE
                         IN TRANSITION TO RETAIL COMPETITION


SUMMARY POSITION

AEP believes that all customers, not just a select few, should receive the benefits of competition. We also believe that customers should be free to buy electricity from anyone they choose. With these fundamental principles in mind, AEP supports the creation of a competitive electricity market. A competitive electricity market will give customers more choice, more satisfaction, and competitive prices.

In our view, the generation of electricity is a competitive business, but the transmission and distribution of it are not. Therefore, we believe that appropriate legislative and regulatory actions should be taken to create a competitive market in the generation and sale of electricity while maintaining regulation of the transmission and distribution of electricity.

We believe that the competitive marketplace will ultimately be comprised of several regional power exchanges throughout the nation. The regional power exchanges will assure the continued safety and reliability of the electrical network and will facilitate the development of a generation market. Through that market, generators will be able to competitively bid to supply the requirements of buyers. In addition, bilateral transactions between individual buyers and sellers can be developed. In our view, the development of both regional power exchanges and bilateral transactions is critical for an effective and efficient market. The regional power exchanges will provide the essential infrastructure to permit bilateral transactions directly between buyers and sellers. Regional power exchanges must be large enough to assure effective competition.

Energy, particularly electricity, is the foundation of our economy. It fuels our industry, it lights our businesses, and it heats our homes. The time has come to begin the restructuring of the electric industry, but it must be done right. It must be done fairly. It must take into account the legitimate interests of customers, investors and employees alike. Above all, it must work. The stakes are too high to make a mistake.

We believe our proposal is fair and that it will work. Of course, we recognize that we do not have all the answers. Therefore, we invite comments on our proposal and welcome a public dialogue.


BACKGROUND

The world is changing. Initially, electrical systems were small and isolated from one another. Construction of competitive systems to serve the same set of customers did not make sense. Against this backdrop, regulation, rather than competition, did make sense.

As electrical systems grew, customers and regulators alike pushed for "universal service" - uniform, consistent levels of service and price that were available to all customers. Technological innovation served this goal. AEP was a pioneer in the development of the high voltage electrical network, or grid. The grid improved service reliability by allowing distant generators to be linked together to serve widely scattered customers. It also reduced prices by permitting the construction of larger, lower-cost generators.

Technological innovation, coupled with regulation that made sense, has allowed the United States to create the world's largest, most efficient and reliable electrical system, which gives us a tremendous, national advantage in the global marketplace.

But the marketplace and technology continue to evolve; regulation must evolve with them. Customers now want more than "one-size-fits-all," universal service. They want customized services at competitive prices. The grid, coupled with modern communications and data processing capabilities, can make it happen. It is now possible to manage the grid in a way that permits generators of electricity to compete while maintaining the safety and reliability of the electrical system. In turn, customers will get what they want - more services at competitive prices.


FUNDAMENTAL PRINCIPLES

AEP believes that all customers should benefit from competition at the same time. No group of customers should receive the benefits of competition before other customers do, and no group of customers should receive price breaks at the expense of other customers.

We also believe that in a competitive environment all customers should be free to buy electricity directly from anyone they choose.

To achieve these twin goals, today's bundled electricity services must be unbundled. Electric companies now provide generation and delivery services as a single package. The electricity is produced at a generating plant and delivered over transmission and
distribution lines.   Unbundling would require electric companies
to generate and sell electricity in the competitive marketplace while separately providing delivery services to its customers. Ancillary services, such as load following, backup and emergency services, may be supplied by the generating company or the delivery company, but must be properly defined and priced. This would allow buyers to obtain competitively priced electricity with separately priced and regulated delivery.

In our view, transmission and distribution services are natural monopolies because a single supplier can provide those services at the lowest total costs to all customers.

Distribution services should continue to be regulated by the appropriate state agencies. Regulators would assure that these services are openly available to all users without undue discrimination. They would also regulate the rates and other terms and conditions for these services.

Transmission services should continue to be regulated by the Federal Energy Regulatory Commission. AEP strongly believes that buyers and sellers should ultimately have access to transmission services in a wide, multi-state region which contains many generators. In a small, single-state market with a limited number of generators, adequate competition for the generation of electricity may not develop. Therefore, states should anticipate a multi-state regional market to realize the full benefits of competition.

Today, it's not practical or economical for small customers to buy electricity individually in a competitive marketplace. It is possible, however, for some large customers to do so. But this difference should not be used as a convenient excuse to create a partially competitive marketplace. In a partially competitive marketplace, where small customers do not have a practical way of accessing the market, prices may fall for large customers while they rise for small customers.

AEP believes it is possible to create a regulatory and market system that will bring the benefits of competition to all
customers, small and large alike, while allowing any customer to enter into a direct bilateral transaction with a seller of
electricity.   Without such a system, the marketplace will be only
partially competitive, which is not in the public interest.


THE INDEPENDENT SYSTEM OPERATOR
AND THE REGIONAL POWER EXCHANGE

To facilitate reliable, safe and efficient services, AEP supports the immediate creation of an Independent System Operator to operate the multi-state transmission grid. Each electric company, while retaining ownership, would place its portion of the transmission grid under the management of the Independent System Operator. The Independent System Operator would be responsive to the needs of all parties using the transmission grid.

In conjunction with the Independent System Operator, and in order to bring the benefits of competition to all customers, AEP supports the evolution of a Regional Power Exchange, which would establish a competitive marketplace for generation. To guarantee a fair marketplace, the Regional Power Exchange would be independent of all buyers and sellers.

All electricity sellers, including generators and resellers, would be permitted to sell power into a spot market operated by the Regional Power Exchange. The Regional Power Exchange would accept offers to buy and sell power for every half hour of the day. Offers would be made for specific quantities, prices, and points of delivery or receipt. The Regional Power Exchange would settle all transactions for each half hour based on the market price, or in other words, the price where supply and demand are balanced. Generating plants participating in the spot market would be dispatched by the Regional Power Exchange based upon their bid price, unless limited by reliability and other constraints of the transmission grid.

The Regional Power Exchange would operate in conjunction with the Independent System Operator, which would control the transmission grid and assure that all users have open access to it. It would also provide services to facilitate direct bilateral transactions between customers and sellers. However, access for direct bilateral transactions would be denied to any generator who did not provide reciprocal access to its own customers. The Independent System Operator would determine rules for system performance and reliability, as well as procure ancillary services required to maintain the performance and reliability of the grid. It would have the principal responsibility for planning additions to the grid.

The rates and terms of the regional transmission service provided by the Independent System Operator would be regulated by the Federal Energy Regulatory Commission.


DELIVERY OF ELECTRICITY

The delivery of electricity to ultimate users would remain the responsibility of existing electric companies. They would be required to deliver electricity from the competitive market to their customers. State regulators would determine the terms and prices for the delivery service.

Many customers will lack the ability or desire to buy electricity directly in the spot market or from specific suppliers in the competitive market. So state regulators would require the electric companies to purchase electricity for them in the competitive spot market operated by the Regional Power Exchange. The market price of electricity would be automatically passed on to customers through a monthly adjustment mechanism. Thus, these customers should end up paying a delivery charge plus the market price for power. This would assure that all customers, including the smallest customer, have the benefit of competitive market pricing.

Other customers who buy their electricity directly from sellers in bilateral transactions will pay a negotiated price for electricity plus the delivery charge. These customers or their suppliers would be responsible for providing the metering and communications needed for bilateral transactions. A system of aggregators or energy merchants may develop to provide groups of customers the ability to enter into bilateral transactions.

When new generation is needed, it would be built by competitors in the marketplace. Electric companies could build new generating plants but would not be required to do so, since the competitive market will be open to anyone. Competition will assure that new generation is built when it is needed and that it is built at the lowest possible cost.


COMPETITIVE ACCESS CHARGES

Electric companies and their investors have made substantial investments in generating plants expecting recovery of those investments through regulated rates. Some of those investments may not be recoverable in a competitive market.

Some electric companies, after explicit regulatory approval, have accumulated expenses for future recovery in rates. These, too, may not be recoverable and, according to generally accepted accounting principles, must be written off if regulation does not provide for their recovery.

Also, many regulators have imposed special programs on electric companies. The costs of these programs may not be recoverable in a competitive market.

State regulators should be authorized to establish competitive access charges to provide, as appropriate, for the recovery of these items. The charges, if any, would be established separately for each electric company. The charges would be collected by electric companies along with delivery charges. They would be collected from all new and existing customers, including those taking service directly from transmission lines, within the company's service territory. They could not be bypassed by any customer.


IMPLEMENTATION

The changes being suggested by AEP, while not new, would be nothing short of revolutionary if implemented for the electric industry.

We recognize that many of these proposals are controversial and will engender more debate. AEP encourages a vigorous public examination of our proposals. After adequate public debate, we will work with others to pursue the legislative and regulatory changes needed to implement our proposals.